UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

INFUSYSTEM HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102		13G

1.	Names of Reporting Persons Greenwood Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 543,558 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 543,558 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 543,558 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 45685K102		13G

1.	Names of Reporting Persons Steven Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 673,558 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 673,558 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,558 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 45685K102		13G

1.	Names of Reporting Persons Greenwood Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45685K102		13G

1.	Names of Reporting Persons ST Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 130,000 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 130,000 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,000 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer: InfuSystem Holdings, Inc. (the “Issuer”).
	(b)	Address of the Issuer’s Principal Executive Offices: 31700 Research Park Drive, Madison Heights, Michigan 48071.

Item 2.
(a)

Name of Person Filing:
This joint statement on Schedule 13G is being filed by Steven Tannenbaum, Greenwood Investments, Inc., Greenwood Capital Limited Partnership and ST Partners LLC, who are collectively referred to as the “Reporting Persons.”  Mr. Tannenbaum is the President of Greenwood Investments, Inc. (the “General Partner”), which is the sole general partner of Greenwood Capital Limited Partnership (“Capital”) and serves as the investment manager of an account owned by a separate investment vehicle.  Mr. Tannenbaum is the manager and sole member of ST Partners LLC (“ST Partners”).

	(b)	Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 15 North Pasture Lane, Nantucket, MA 02554.
	(c)	Citizenship: The General Partner is a Delaware corporation. Capital is a Massachusetts limited partnership. ST Partners is a Delaware limited liability company. Mr. Tannenbaum is a U.S. citizen.
	(d)	Title and Class of Securities: Common stock, $0.0001 par value per share (“Common Stock”).
	(e)	CUSIP Number: 45685K102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A.

Item 4.	Ownership:

As of December 31, 2018, the Reporting Persons, in the aggregate, beneficially owned 673,558 shares of Common Stock of the Issuer, representing approximately 3.4% of such class of securities.  The beneficial ownership of each Reporting Person is as follows: (i) Capital beneficially owns no shares of Common Stock; (ii) ST Partners beneficially owns 130,000 shares of Common Stock representing approximately 0.7% of the class; (iii) the General Partner, as the sole general partner of Capital and as the investment manager of an account owned by a separate investment vehicle, beneficially owns 543,558 shares of Common Stock representing approximately 2.8% of the class; and (iv) Mr. Tannenbaum, as the president of the General Partner and the manager and sole member of ST Partners, beneficially owns 673,558 shares of Common Stock representing approximately 3.4% of the class.  The percentage of Common Stock beneficially owned by each Reporting Person is based on a total of 19,542,465 shares of Common Stock of the Issuer outstanding as of November 8, 2018, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2018.

Each of Capital and ST Partners has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). The General Partner, as the sole general partner of each of Capital and as the investment manager of an account owned by a separate investment vehicle, has the authority to vote and dispose of all of the shares of Common Stock owned by such entities.  Mr. Tannenbaum, by virtue of his position as president of the General Partner and as manager and sole member of ST Partners, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A.

Item 8.	Identification and Classification of Members of the Group:
N/A.

Item 9.	Notice of Dissolution of Group:
N/A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2019

STEVEN TANNENBAUM

/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED PARTNERSHIP

	By:	Greenwood Investments, Inc.,
General Partner

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

ST PARTNERS LLC

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, Manager